Exhibit 5.1

Writer's Direct Dial: +44 207 614 2254 E-Mail: sovenden@cgsh.com

August 4, 2014

HSBC Holdings plc 8 Canada Square London E14 5HQ

Ladies and Gentlemen:

We have acted as special English counsel to HSBC Holdings plc, a public limited company incorporated under the laws of England and Wales (the “Company”), in connection with the Company’s issuance pursuant to a registration statement on Form S-8 of ordinary shares of nominal value US$0.50 each (the “Shares”) of the Company to be issued under the HSBC International Share Purchase Plan (the “Plan”). Such registration statement, excluding the documents incorporated by reference therein, is herein called the “Registration Statement.”

In arriving at the opinions expressed below, we have reviewed copies of the following documents:

(a)	the Registration Statement and the documents incorporated by reference therein;
(b)	the Plan;
(c)	a certificate dated August 4, 2014 of the Secretary of the Company having annexed thereto and certified as true, complete and up-to-date copies, the following documents:

                                                                                i.            the Memorandum and Articles of Association of the Company as updated on May 28, 2010 (the “Memorandum and Articles”); and

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                                                                              ii.            a resolution of the Annual General Meeting of the Company dated May 23, 2014 (the “Resolution”).

In rendering the opinions expressed below we have assumed and not verified:

(a)	the genuineness of all signatures, stamps and seals, the authenticity and completeness of all documents supplied to us and the conformity to the originals of all documents supplied to us as photocopies, facsimile or electronic copies;
(b)	that, where a document has been examined by us in draft or specimen or certificated form, it will be or has been executed in the form of that draft, specimen or certificate;
(c)	the accuracy as to factual matters of each document we have reviewed (save to the extent such representations are statements of English law);
(d)	that all consents, approvals, notices, filings and registrations that are necessary under any applicable laws or regulations (other than laws and regulations of the United Kingdom) in order to permit the performance of the actions to be carried out pursuant to the Resolution have been or will be duly made or obtained;
(e)	that there are no provisions of the laws of any jurisdiction outside England and Wales that would have any implication for the opinions we express and that, insofar as the laws of any jurisdiction outside England and Wales may be relevant to this opinion letter, such laws have been and will be complied with;
(f)	that the Company has complied with all applicable provisions of the Financial Services and Markets Act 2000 (“FSMA”) and any applicable secondary legislation made under it with respect to anything done by the Company in relation to the Shares in, from or otherwise involving the United Kingdom (including Sections 19 (carrying on a regulated activity) and 21 (financial promotion) and 85 (public offers) and 118 (market abuse) of FSMA);
(g)	that the information relating to the Company disclosed by our searches on August 4, 2014 at Companies House at their website at www.companieshouse.gov.uk and by telephone at the Central Registry of Winding Up Petitions at the Companies Court in London in relation to the Company was then complete, up to date and accurate and has not since then been materially altered and that such searches did not fail to disclose any material information which had been delivered for registration but did not appear on the file in London at the time of our search, and that such oral disclosures did not fail to disclose any material information or any petition for an administration order, dissolution or winding-up order in respect of the Company that has been presented in England and Wales;

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(h)	that the meeting of the shareholders of the Company on May 23, 2014 referred to above was duly convened and held and the minutes are a true record of the resolutions contained therein and are in full force and effect and have not been amended, revoked or superseded;
(i)	that the Shares will have been issued in accordance with the provisions and arrangements contained or described in the Memorandum and Articles and the Resolution;
(j)	any limits on the authority of the Company to issue and allot Shares pursuant to the Resolution will not be exceeded by the issuance of Shares pursuant to the Plan;
(k)	that the Shares to be issued upon the exercise of options or awards granted pursuant to the Plan are allotted and issued by valid resolutions of the board of directors of the Company or an appropriately constituted committee of the board of directors, or any other valid exercise by the board of directors of the powers of the Company, on terms that such shares are to be issued credited as fully paid; and
(l)	that the options pursuant to which Shares are to be issued will be validly granted and the amounts payable on the exercise of the options will be received by the Company in accordance with the terms of the Plan.

On the basis of the foregoing, and having regard to such legal considerations as we deem relevant and subject as set out below, we are of the opinion that:

1.                  The Company has been duly incorporated as a public limited company under the laws of England and Wales. A search of the records of the Registrar of Companies as made public through the www.companieshouse.gov.uk website on August 4, 2014 and an oral enquiry made to the Central Registry of Winding up Petitions at the Companies Court at approximately 9:30 AM BST on August 4, 2014 revealed no petition, order or resolution for the winding up of the Company and no petition for, and no notice of appointment of, a receiver or administrator, provided that:

(a)	the searches with Companies House referred to above are not conclusively capable of revealing whether or not (i) a winding up order has been made in respect of a company or a resolution passed for the winding up of a company, or (ii) an administration order has been made in respect of a company, or (iii) a receiver, administrative receiver, administrator, liquidator or similar officer has been appointed in respect of a company, since notice of these matters might not be filed with Companies House immediately and, when filed, might not be made available through the website or entered on the files of Companies House relating to insolvency details with respect to the relevant company immediately. In addition, such searches are not capable of revealing, prior to the making of the

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relevant order, whether or not a winding up petition or a petition for an administration order has been presented; and

(b)	the enquiry at the Central Registry of Winding up Petitions at the Companies Court referred to above relates only to a compulsory winding up and is not capable of revealing conclusively whether or not a winding up petition in respect of a compulsory winding up has been presented since details of the petition may not have been entered on the records of the Central Registry of Winding up Petitions immediately or, in the case of a petition presented to a County Court, may not have been notified to the Central Registry and entered on such records at all, and the response to an enquiry only relates to the period of six months prior to the date when the enquiry was made. We have not made enquiries of any County Court as to whether a petition for the appointment of an administrator has been presented to, or an administration order has been made by, any County Court against the Company.

2.                  The board of directors of the Company are duly authorised to allot up to an aggregate nominal amount of US$1,886,422,044 (in the form of 3,772,844,088 Shares), such authority to include the allotment of ordinary shares and rights to subscribe for, or to convert any security into, ordinary shares pursuant to the terms of any share plan for employees of the Company or any of its subsidiary undertakings, under Section 551 of the Companies Act 2006 until the earlier of the 2015 Annual General Meeting of the Company and June 30, 2015, after which time the directors must seek the approval of the shareholders of the Company to renew the authority to allot. The Shares, when allotted and issued in accordance with this authorisation, will be validly issued and will be fully paid and not subject to any calls for further funds.

The foregoing opinion is subject to the following:

(a)	The opinion set forth above is subject to all limitations resulting from the laws of bankruptcy, administration, liquidation, insolvency, fraudulent transfer, reorganisation, moratorium, suretyship or any similar laws of general application affecting creditors’ rights.
(b)	Enforcement may be limited by general principles of equity. For example, equitable remedies may not be available where damages are considered to be an adequate remedy.
(c)	Any question as to whether or not any provision of any agreement or instrument which is illegal, invalid, not binding, unenforceable or void may be severed from the other provisions thereof in order to save those other provisions would be determined by an English court in its discretion.
(d)	There is some possibility that an English court would hold that a judgment on a particular agreement or instrument, whether given in an English court or elsewhere, would supersede such agreement or instrument to all intents

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and purposes, so that any obligation thereunder which by its terms would survive such judgment might not be held to do so.

We express no opinion as to any agreement, instrument or other document that may be entered into, or as to any liability to tax that may arise or be incurred as a result of or in connection with the Shares or their creation, issue, offer or any other transaction. We have not been responsible for the investigation or verification of statements of fact (including statements as to foreign law) or the reasonableness of any statements of opinion contained in the Registration Statement relating to the issue of the Shares, nor have we been responsible for ensuring that such Registration Statement contains all material facts.

The opinions set out above are limited to the laws of England and Wales in force as at the date of this opinion letter, as currently applied by the courts in England and Wales and are given on the basis that this opinion letter will be governed by and construed in accordance with English law.

We are furnishing this letter to you solely for your benefit in your capacity as the issuer of the Shares under the Plan. This opinion letter is not to be relied on by or furnished to any other person or used, circulated, quoted or otherwise referred to for any other purpose.

We hereby consent to the filing of this opinion letter as an exhibit to the Registration Statement. In giving such consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission issued thereunder. We assume no obligation to advise you, or to make any investigations, as to any legal developments or factual matters arising subsequent to the date hereof that might affect the opinions expressed herein.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By: /s/ Simon Ovenden

         Simon Ovenden, a Partner